Exhibit 21.1

Subsidiaries of Ramaco Resources, Inc.

Entity	State of Formation
Ramaco Development, LLC	Delaware
RAM Mining, LLC	Delaware
RAMACO Coal Sales, LLC	Delaware
Ramaco Resources, LLC	Delaware
RAMACO Resources Land Holdings, LLC	Delaware